UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 25, 2015 (February 25, 2015)

Avago Technologies Limited

(Exact name of registrant as specified in its charter)

Singapore	001-34428	98-0682363
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Yishun Avenue 7
Singapore 768923	N/A
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (65) 6755-7888

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On February 25, 2015, Avago Technologies Limited (“Avago”) and Emulex Corporation (“Emulex”) issued a joint press release relating to the execution of an Agreement and Plan of Merger (the “Merger Agreement”) by and among Avago Technologies Wireless (U.S.A.) Manufacturing Inc., a Delaware corporation and wholly owned indirect subsidiary of Avago (“Parent”), Emerald Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and Emulex. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Emulex common stock, $0.10 par value, at a price of $8.00 per share, without interest and subject to any applicable withholding taxes. Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Emulex, with Emulex surviving as an indirect wholly owned subsidiary of Avago, pursuant to the procedure provided for under either Section 253 or Section 251(h) of the General Corporation Law of the State of Delaware without any stockholder approvals (the “Merger”).

The full text of the press release is attached hereto as Exhibit 99.1 and incorporated by reference into this Item 8.01.

Additional Information and Where to Find It

The Offer described in this communication has not yet commenced. This communication is for informational purposes only and shall not constitute an offer to purchase or the solicitation of an offer to sell any shares of the common stock of Emulex or any other securities. Any offer will only be made pursuant to a Tender Offer Statement on Schedule TO, which will contain an offer to purchase, form of letter of transmittal and other documents relating to the Offer (collectively, the “Offer Materials”), each to be filed with the SEC by Avago, Parent and Purchaser. In addition, Emulex will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. Parent and Emulex expect to mail the Offer Materials, as well as the Schedule 14D-9, to Emulex stockholders. Investors and security holders are urged to carefully read these documents, as well as any other documents relating to the Offer or the Merger that are filed with the SEC, when they become available, as they may be amended from time to time, because these documents will contain important information relating to the Offer and related transactions. Investors and security holders may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by Avago or Emulex, at the SEC’s website at www.sec.gov. In addition, any such materials filed by Avago may be obtained for free by contacting Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements”. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Avago and Emulex believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward-looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Avago, Emulex or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Purchaser may not receive a sufficient number of shares tendered from Emulex stockholders to complete the tender offer; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of Emulex and Parent to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Emulex or Avago; (5) the ability of Emulex to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) Avago’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating Emulex with its existing businesses; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Emulex’s recent Quarterly Report on Form 10-Q, Avago’s most recent Annual Report on Form 10-K, and Emulex’s and Avago’s more recent reports filed with the SEC. Emulex and Parent can give no assurance that the conditions to the transaction will be satisfied. Neither Emulex nor Avago or its subsidiaries undertake any intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Emulex is responsible for information in this Current Report on Form 8-K concerning Emulex, and Avago is responsible for information in this Current Report on Form 8-K concerning Avago or its subsidiaries.

Avago’s Annual Report on Form 10-K filed on December 29, 2014 and other filings with the SEC (which may be obtained for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect Avago’s business, results of operations and financial condition. Avago undertakes no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Joint press release, dated February 25, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: February 25, 2015

Avago Technologies Limited

By:	/s/ Anthony E. Maslowski
Name:	Anthony E. Maslowski
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint press release, dated February 25, 2015